December 5, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (303) 567-5600

Jeffrey H. Schwartz
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239

> **Re: ProLogis**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-12846**

Dear Mr. Schwartz:

We have reviewed your response letter dated September 21, 2007, and have the following comments. Please respond to our comments by December 19, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We have reviewed your responses to comments nos. 1 and 3 and that you intend to clarify the matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed. We continue to believe that you should provide a complete analysis of the factors considered by the committee in ultimately approving specific pieces of each named executive officer's compensation package and how you weighed such factors in determining the amount for each element of compensation. Please revise your disclosure in future filings to provide such analysis and state, if true, that the compensation committee uses its discretion in evaluating all factors considered and gives no particular weight to any factors.

2. We have reviewed your responses to comments nos. 4 and 5 and reissue those comments. Although we note your response that cash bonuses and other equity incentives awards are "not formulaic," we continue to note your statement on page 14 of the proxy that "the actual bonuses are ultimately based on both individual and company performance for the year." Please provide on a supplemental basis a more

detailed analysis of why the company performance criteria does not fall within Item 402(b)(2)(v) of Regulation S-K. In addition, revise your disclosure in future filings to describe how an award of contingent performance shares is determined, including how you determine "total shareholder return."

3. We note your response to comment no. 7. Please provide in future filings a description of how the committee utilizes the data relating to comparator companies in setting compensation.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: William E. Sullivan *(via facsimile)*